- -------------------------------------------------------------------------------

                                                                  EXHIBIT 99(r)

                    FEDERAL DEPOSIT INSURANCE CORPORATION
                               WASHINGTON, D.C.

                                   FORM F-4

       QUARTERLY REPORT UNDER SECTION 13 OF THE SECURITIES EXCHANGE ACT
                 OF 1934 FOR THE QUARTER ENDED JUNE 30, 1992

                                  METROBANK
               (EXACT NAME OF BANK AS SPECIFIED IN ITS CHARTER)

                                  95-3271474
                      (IRS EMPLOYER IDENTIFICATION NO.)

              10900 WILSHIRE BOULEVARD, LOS ANGELES, CALIFORNIA
                   (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

                                    90024
                                  (ZIP CODE)

                                (310) 824-5700
                (BANK'S TELEPHONE NUMBER INCLUDING AREA CODE)

INDICATE BY CHECKMARK WHETHER THE BANK (1) HAS FILED ALL REPORTS REQUIRED TO BE FILED BY SECTION 13 OF THE SECURITIES EXCHANGE ACT OF 1934 DURING THE PRECEDING TWELVE MONTHS (OR FOR SUCH SHORTER PERIOD THAT THE BANK WAS REQUIRED TO FILE SUCH REPORTS), AND (2) HAS BEEN SUBJECT TO SUCH FILING REQUIREMENTS FOR THE PAST NINETY DAYS.

         YES  XX          NO
             ----            ----

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


                              TABLE OF CONTENTS



PART I           FINANCIAL INFORMATION

                 Item 1.   Condensed Financial Statements

                           Statements of Financial Condition
                           June 30, 1992, December 31, 1991 and June 30, 1991

                           Statements of Earnings
                           Three Months and Six Months Ended June 30, 1992 and June 30, 1991

                           Statements of Cash Flows
                           Three Months Ended June 30, 1992 and June 30, 1991

                           Statements of Cash Flows
                           Six Months Ended June 30, 1992 and June 30, 1991

                           Notes to Financial Statements

                 Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

METROBANK
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                                     JUNE 30,                       JUNE 30,
                                                      1992        DECEMBER 31,        1991
                                                   (UNAUDITED)       1991          (UNAUDITED)
ASSETS  (IN THOUSANDS)
- ----------------------------------------------------------------------------------------------
Cash and cash equivalents                           $ 91,394        $ 62,314          $ 76,360
Federal funds sold                                    10,000          30,000             6,000
Investment securities                                238,728         209,104           212,126
Investment in real estate                             20,423          25,755            27,958
Loans, net of reserve                                496,450         475,474           444,942
Accrued interest receivable                            6,043           5,615             6,926
Other real estate owned, net                          11,361           5,245             8,273
Premises and equipment,  net                           3,247           3,258             3,627
Other assets                                           9,449           8,009             4,849
- ----------------------------------------------------------------------------------------------
Total Assets                                        $887,095        $824,774          $791,061
==============================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
- ----------------------------------------------------------------------------------------------
Deposits:
 Time certificates                                  $173,119        $208,336          $245,965
 Other deposits                                      627,433         532,488           469,510
- ----------------------------------------------------------------------------------------------
Total deposits                                       800,552         740,824           715,475
Securities sold under agreement to repurchase         16,825          14,410            10,520
Accrued interest payable                                 672             937             1,396
Other liabilities                                     11,881          12,842            10,383
- ----------------------------------------------------------------------------------------------
  Total liabilities                                  829,930         769,013           737,774

Shareholders' equity:
  Common stock                                        34,310          34,273            34,273
  Guarantee of ESOP loan                              (1,150)         (1,438)           (1,726)
  Undivided profits                                   24,005          22,926            20,740
- ----------------------------------------------------------------------------------------------
    Total shareholders' equity                        57,165          55,761            53,287
- ----------------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity          $887,095        $824,774          $791,061
==============================================================================================


Book value per share                                  $12.02          $11.74            $11.22

Ratio of average noninterest-bearing deposits
  to average total deposits                            46.9%           39.0%             37.2%

Ratio of average gross loans to average
  total deposits                                       66.3%           67.4%             66.3%

Ratio of loan loss reserve to gross loans              1.78%           1.69%             1.56%

METROBANK
CONSOLIDATED STATEMENTS OF EARNINGS (UNAUDITED)

- -----------------------------------------------------------------------------------------------------------------------
                                                                        Quarter Ended               Six Months Ended
 (in thousands, except                                                     June 30,                      June 30,
 per share amounts)                                                  1992           1991           1992            1991
- -----------------------------------------------------------------------------------------------------------------------
Interest income:
  Loans                                                           $10,933        $11,571        $21,618         $22,888
  U.S. Treasury securities                                          2,863          2,268          5,635           4,222
  Obligations of U.S. government agencies                             328            641            764           1,371
  Other securities                                                  1,288          1,330          2,522           2,748
  Federal funds sold                                                   35             18             41              42
- -----------------------------------------------------------------------------------------------------------------------
                                                                   15,447         15,828         30,580          31,271
Interest expense:
  Time certificates of deposit                                      1,647          3,768          3,654           8,148
  Other deposits                                                    1,992          2,244          4,029           4,321
  Funds purchased and securities sold under
    agreements to repurchase                                          233            266            820             690
  Capitalized carrying costs                                            -            (71)           (65)           (141)
  Other interest expense                                               39             45             66             135
- -----------------------------------------------------------------------------------------------------------------------
                                                                    3,911          6,252          8,504          13,153
- -----------------------------------------------------------------------------------------------------------------------
    Net interest income                                            11,536          9,576         22,076          18,118

Provision for possible loan losses                                  1,650            759          2,325             504
- -----------------------------------------------------------------------------------------------------------------------
    Net interest income after provision for possible
      loan losses                                                   9,886          8,817         19,751          17,614

Noninterest income:
  Service charges on deposit accounts                                 301            283            630             580
  Other noninterest income                                          1,020          1,240          2,089           2,062
- -----------------------------------------------------------------------------------------------------------------------
                                                                    1,321          1,523          2,719           2,642

Noninterest expense:
  Personnel expense                                                 3,744          3,601          7,415           7,206
  Occupancy, furniture and equipment expense                        1,235          1,248          2,381           2,542
  Other noninterest expense                                         4,983          4,510          9,673           8,106
- -----------------------------------------------------------------------------------------------------------------------
                                                                    9,962          9,359         19,469          17,854
- -----------------------------------------------------------------------------------------------------------------------
    Earnings before income taxes                                    1,245            981          3,001           2,402

Provision for income taxes                                            523            404          1,246             992
Income tax credit                                                    (375)          (223)          (750)           (350)
- -----------------------------------------------------------------------------------------------------------------------
    Net earnings                                                   $1,097           $800         $2,505          $1,760
=======================================================================================================================
    Earnings per share                                              $0.23          $0.17          $0.53           $0.37
=======================================================================================================================
Weighted average shares outstanding                             4,754,172      4,750,172      4,752,941       4,750,172
=======================================================================================================================

Net return on average shareholders' equity                          7.71%          6.05%          8.80%           6.72%
Net return on average assets                                        0.52%          0.43%          0.61%           0.49%
=======================================================================================================================

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

- -------------------------------------------------------------------------------------------------------------------
                                                                                        Quarter ended June 30,
                                                                                     1992                     1991
                                                                                            (in thousands)
- -------------------------------------------------------------------------------------------------------------------

CASH FLOW FROM OPERATING ACTIVITIES:
  Net Income                                                                     $   1,097                $    800
- -------------------------------------------------------------------------------------------------------------------
Adjustments to reconcile net income to net
   cash provided by (used in) operating activities:
  Accretion and amortization of investment securities                                   26                    (168)
  Depreciation and amortization                                                        335                     257
  Provision for possible loan losses                                                 1,650                     759
  Provision for real estate investment losses                                           --                      --
  Provision for OREO                                                                   805                      --
  Goodwill amortization                                                                 16                      16
  Interest capitalized                                                                  --                     (71)
  Increase (decrease) in taxes payable                                                (803)                   (179)
  Decrease (increase) in accrued interest receivable                                   650                     386
  Decrease (increase) in other assets                                               (2,082)                  1,383
  Increase (decrease) in accrued interest payable                                      (39)                   (133)
  Increase (decrease) in other liabilities                                             873                    (232)
- -------------------------------------------------------------------------------------------------------------------
    Total adjustments                                                                1,431                   2,018
- -------------------------------------------------------------------------------------------------------------------
    Net cash provided by (used in) operating activities                              2,528                   2,818
- -------------------------------------------------------------------------------------------------------------------

CASH FLOW FROM INVESTING ACTIVITIES:
  Purchase of investment securities                                                (52,857)                (35,000)
  Proceeds from sales and maturities of investment securities                       33,943                  18,363
  Loan fundings, net of principal collected                                         (9,716)                (29,123)
  Sale of other real estate owned                                                       --                     902
  Purchase of premises and equipment                                                  (295)                    (71)
  Decrease (increase) in real estate investments                                       116                  (1,738)
  Decrease (increase) in banker's acceptances                                         (129)                    579
- -------------------------------------------------------------------------------------------------------------------
    Net cash provided by (used in) investing activities                            (28,938)                (46,088)
- -------------------------------------------------------------------------------------------------------------------

CASH FLOW FROM FINANCING ACTIVITIES:
  Net increase (decrease) in demand deposits, NOW, and savings                      19,442                  62,546
  Net increase (decrease) in certificates of deposit                                10,694                  (9,637)
  Increase (decrease) in repurchase agreements and federal funds purchased           7,475                   5,020
  Dividends paid                                                                      (713)                   (476)
  Stock options exercised                                                               --                      --
- -------------------------------------------------------------------------------------------------------------------
    Net cash provided by (used in) financing activities                             36,898                  57,453
- -------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                10,488                  14,183
- -------------------------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS, BEGINNING OF SECOND QUARTER                              90,906                  68,177
- -------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF SECOND QUARTER                                 $ 101,394                $ 82,360
- -------------------------------------------------------------------------------------------------------------------

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
- -------------------------------------------------------------------------------------------------------------------
  Cash paid during the second quarter for:
   Interest                                                                      $   3,944                $  6,395
   Income taxes                                                                        525                     175
- -------------------------------------------------------------------------------------------------------------------

SUPPLEMENTAL DISCLOSURE OF NONCASH AND FINANCING ACTIVITIES:
- -------------------------------------------------------------------------------------------------------------------
  Guarantee of ESOP loan                                                         $    (144)               $     --
  Foreclosed real estate loans                                                       7,317                   2,498
===================================================================================================================

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

- -------------------------------------------------------------------------------------------------------------------
                                                                                       Six months ended June 30,
                                                                                     1992                    1991
                                                                                            (in thousands)
- -------------------------------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATING ACTIVITIES:
  Net Income                                                                     $   2,505                $  1,760
- -------------------------------------------------------------------------------------------------------------------
Adjustments to reconcile net income to net
    cash provided by (used in) operating activities:
  Accretion and amortization of investment securities                                  (50)                   (362)
  Depreciation and amortization                                                        663                     514
  Provision for possible loan losses                                                 2,325                     504
  Provision for real estate investment losses                                          402                      --
  Provision for OREO                                                                   805                     313
  Goodwill amortization                                                                 32                      32
  Interest capitalized                                                                 (65)                   (141)
  Increase (decrease) in taxes payable                                              (1,700)                    280
  Decrease (increase) in accrued interest receivable                                  (427)                   (205)
  Decrease (increase) in other assets                                                 (269)                 10,162
  Increase (decrease) in accrued interest payable                                     (264)                   (383)
  Increase (decrease) in other liabilities                                            (326)                  1,057
- -------------------------------------------------------------------------------------------------------------------
    Total adjustments                                                                1,126                  11,771
- -------------------------------------------------------------------------------------------------------------------
    Net cash provided by (used in) operating activities                              3,631                  13,531
- -------------------------------------------------------------------------------------------------------------------

CASH FLOW FROM INVESTING ACTIVITIES:
  Purchase of investment securities                                                (77,857)                (40,013)
  Proceeds from sales and maturities of investment securities                       48,284                  31,188
  Loan fundings, net of principal collected                                        (25,382)                (32,707)
  Sale of other real estate owned                                                       --                     902
  Purchase of premises and equipment                                                  (650)                   (332)
  Decrease (increase) in real estate investments                                       292                  (2,679)
  Decrease (increase) in banker's acceptances                                         (135)                    (13)
- -------------------------------------------------------------------------------------------------------------------
    Net cash provided by (used in) investing activities                            (55,448)                (43,654)
- -------------------------------------------------------------------------------------------------------------------

CASH FLOW FROM FINANCING ACTIVITIES:
  Net increase (decrease) in demand deposits, NOW, and savings                      94,945                  53,271
  Net increase (decrease) in certificates of deposit                               (35,218)                (10,561)
  Increase (decrease) in repurchase agreements and federal funds purchased           2,415                   2,301
  Dividends paid                                                                    (1,283)                   (903)
  Stock options exercised                                                               38                      --
- -------------------------------------------------------------------------------------------------------------------
    Net cash provided by (used in) financing activities                             60,897                  44,108
- -------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                 9,080                  13,985
- -------------------------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR                                    92,314                  68,375
- -------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF SECOND QUARTER                                 $ 101,394                $ 82,360
- -------------------------------------------------------------------------------------------------------------------

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
- -------------------------------------------------------------------------------------------------------------------
  Cash paid during the first six months for:
    Interest                                                                     $   8,834                $ 13,617
    Income taxes                                                                     1,770                     175
- -------------------------------------------------------------------------------------------------------------------

SUPPLEMENTAL DISCLOSURE OF NONCASH AND FINANCING ACTIVITIES:
- -------------------------------------------------------------------------------------------------------------------
  Guarantee of ESOP loan                                                         $    (288)               $     --
  Foreclosed real estate loans                                                       7,317                   3,076
===================================================================================================================

The accompanying notes are an integral part of these statements.

                        NOTES TO FINANCIAL STATEMENTS


Note 1.    Basis of Presentation

           The accompanying statements of the financial condition of Metrobank at June 30, 1992 and 1991 and the statements of earnings and statements of cash flows for the periods presented have been prepared by the Bank without audit. In the opinion of Management, all adjustments necessary to present fairly the financial position, results of operations and statements of cash flows at June 30, 1992 and 1991 and for all periods presented have been made. Management has elected to omit substantially all of the disclosures required by generally accepted accounting principles, and, accordingly, these financial statements do not purport to present the Bank's financial position in accordance with generally accepted accounting principles.

           These financial statements should be read in conjunction with the financial statements contained in the Bank's Annual Report
           (Form F-2).

Note 2.    Earnings Per Share

           Earnings per share is computed on the basis of the weighted average number of shares outstanding for each period (4,754,172 and 4,750,172 for the three months ended June 30, 1992 and 1991, and 4,752,941 and 4,750,172 for the six months ended June 30, 1992 and June 30, 1991, respectively).

Note 3.    Letters of Credit

           The Bank had outstanding letters of credit of $11.5 million as of June 30, 1992, $12.5 million as of December 31, 1991, and $9.5 million as of June 30, 1991.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

Management's discussion and analysis of financial condition and results of operations is designed to provide a better understanding of significant trends relating to the Bank's financial condition, results of operations, capital resources and liquidity. Management's discussion and analysis of financial condition and results of operations, which follows, should be read in conjunction with the consolidated financial statements and related notes to the financial statements of the Bank that appear elsewhere in this report.


Net Interest Income

The Bank's operating results depend primarily on the level of net interest income (the difference between the interest earned on loans and investments less interest expense on deposits and other borrowings). A primary factor affecting the level of net interest income is the Bank's interest rate margin between the yield earned on interest-earning assets and the rate paid on interest-bearing liabilities.

The Bank's net interest income before provision for possible loan losses was $11.5 million for the quarter ended June 30, 1992 as compared to $9.6 million for the quarter ended June 30, 1991. This increase of approximately $1.9 million or 19.8% was caused by several factors. First, interest income decreased approximately $400,000. Although the balance of the average loan portfolio increased from $448 million at June 30, 1991 to $506 million at June 30, 1992, the declining prime rate environment caused the yield on the overall loan portfolio to decrease 191 basis points. Although, loan income decreased by $638,000, interest on investment income increased $257,000. This increase in investment income was generated by an increase in the investment portfolio from $212 million at June 1991 to $239 million at June 1992. The increase in volume in the investment portfolio offset the impact of the 74 basis point decline in yield on the portfolio.

For the three months ended June 30, 1992 and 1991, respectively, interest expense decreased to $3.9 million from $6.3 million. This decrease in expense occurred primarily in time certificate of deposit expense which decreased $2.2 million and was caused by a decline in time certificate of deposit balances from $246 million at June 30, 1991, to $173 million at June 30, 1992, as well as a 206 basis point decrease in cost from the second quarter of 1991 to the second quarter of 1992.

For the six months ended June 30, 1992 and 1991, net interest income before provision for loan losses was $22.0 million and $18.1 million, respectively. This increase of $3.9 million is attributable to a combination of an increase in the average balance of the loan portfolio, as well as an increase in the investment portfolio and the overall decline in the Bank's cost of funds, offset by the impact of the decline in the prime rate on the loan portfolio.


Non-Interest Income

During the second quarter of 1992, the Bank recognized approximately $1.3 million in non-interest income, as compared to $1.5 million during the second quarter of 1991. This decrease of approximately $200,000 or 13%, was primarily from a decrease in rental income received on a low income housing development project which was placed in service early in 1991 and became fully operational in the second quarter of 1991.

During the six months ended June 30, 1992 and 1991 non-interest income was $2.7 million and $2.6 million, respectively.


Provision for Possible Loan Losses

The Bank maintains an allowance for loan losses at a level which management deems adequate to offset potential losses. Losses deemed to be uncollectible are charged to this allowance; subsequent recoveries, if any, are credited back to the allowance. Additions to the allowance are made on a regular basis through charges to operations and are reflected in the Bank's statement of operations as a provision for possible loan losses. The provision for possible loan losses corresponds directly to the level of the allowance that management deems sufficient to offset potential future losses. The balance of the allowance for possible loan losses reflects the amount which, in management's judgement, is adequate to provide for potential loan losses after weighing the mix of the loan portfolio, current economic conditions, past loan loss experience and other factors relevant to estimating loan losses. The adequacy of the allowance for possible loan losses is also evaluated relative to the level of non-performing loans (those for which principal or interest is past due more than 90 days and those on non-accrual status).

In evaluating the adequacy of the allowance for possible loan losses, management also reviews the balance of the allowance as a percentage of loans outstanding less loans considered secured. Such security generally is composed of cash and first trust deeds on real property. The existence of collateral does not, however, eliminate all credit risk since property acquired through foreclosure ("OREO") may not be saleable for an amount sufficient to offset the entire amount of the loan and costs associated with foreclosure. Although management believes that the allowance for possible loan losses is adequate, future provisions will be subject to continuing evaluation of risks inherent in the loan portfolio.

The provision for possible loan losses increased by approximately $900,000 from the same quarter in the prior year and by $1.8 million from the same six months in the prior year and is reflective of Management's intention to maintain reserves for possible loan losses at a level sufficient to provide coverage for loan growth and non-performing assets. The Bank's ratio of loan loss reserves to total loans was 1.78% and 1.56% as of June 30, 1992 and June 30, 1991, respectively.

Loan charge-offs (net of recoveries) for the three and six months ended June 30, 1992 totalled approximately $1.0 million and $1.6 million, respectively. Net loan charge-offs for the three and six months ended June 30, 1991 totalled approximately $400,000 and $300,000, respectively. The increase in net charge-offs for the second quarter of 1992 of approximately $600,000, and the increase for the six months ended June 30, 1992 of approximately $1.3 million is primarily attributable to the charge-offs of certain asset based loans. Asset based loans represented approximately 11% and 14% of the total loan portfolio as of June 1992 and 1991, respectively.

The ability of the Bank's borrowers to repay their loans is dependent, to a large extent, on the overall economic climate as well as the real estate values in the southern California region. Inasmuch as this is the principle geographic area in which Metrobank conducts its business, this environment has had an adverse impact on the Bank's asset quality. As of December 31, 1991, the Bank had approximately $8.1 million of nonperforming assets which consisted primarily of other real estate owned and insubstance foreclosures of $5.2 million. As of June 30, 1992, the Bank had approximately $13.5 million in nonperforming assets of which $11.3 million consisted of other real estate owned and insubstance foreclosures. Total nonperforming assets to total assets as of December 31, 1991 and June 30, 1992 were 1.02% and 1.52%, respectively. The increase since year-end in nonperforming assets is mainly attributable to the transfer of two loans in its real estate subsidiary into insubstance foreclosure. The first, a $4.8 million shopping center loan located in Valencia, was transferred into insubstance foreclosure during the second quarter after being written down by approximately $700,000. The second, a $2.5 million land loan, was also transferred into insubstance foreclosure during the second quarter of 1992.


Non-Interest Expense

Non-interest expense totalled $10.0 million for the second quarter of 1992 as compared to $9.4 million for the second quarter of 1991. This increase of approximately $600,000 in other non-interest expenses is due primarily to an increase in the provision for real estate losses of approximately $764,000, offset by a decrease in customer expenses related to the maintenance of demand deposits of approximately $247,000.

For the six months ended June 30, 1992 and 1991, non-interest expense totalled $19.4 million and $17.9 million, respectively. This increase of approximately $1.5 million is the result of an increase in the provision for estimated real estate losses by $885,000, as well as an increase in operating losses of approximately $212,000 combined with a $427,000 increase in expenses related to the low income housing project which was placed in service in 1991.

Income Taxes

The Bank's effective tax rate for the three and six months ended June 30, 1992 was approximately 11.9% and 16.5%, compared to 18.5% and 26.7% for the three and six months ended June 30, 1991, respectively. The Bank's effective rate was significantly less than the statutory rate mainly due to the utilization of income tax credits generated by its low income housing project. The utilization of these credits, however, is subject to certain alternative minimum tax limitations. During the second quarter of 1992, the Bank did not generate enough pre-tax income to absorb all of the income tax credits, and as such, was required to carryback a portion of this credit against income generated in prior periods. Depending upon the pre-tax income generated in the future, the Bank's utilization of these income tax credits benefit may be restricted in the future. Currently, the Bank has approximately $700,000 of carryback ability.

Capital Resources

As of June 30, 1992 the Bank's shareholders' equity totalled $57.2 million, an increase of approximately $3.9 million from June 30, 1991. This increase in equity was caused primarily by the decrease of a loan made for the benefit of the Employee Stock Ownership Trust (ESOT), as well as net income for the twelve months ended June 30, 1992, offset by the payment of cash dividends during the year. As of June 30, 1992 the Bank's risk based capital ratio and tier one capital ratio were 10.8% and 9.5%, respectively. Both ratios exceed the December 31, 1992 regulatory requirement of 8.0% and 4.0%. As of June 30, 1991, the Bank's risk based capital and tier one capital ratios were 10.8% and 9.5%, respectively.

Liquidity

The Bank is required by the Federal Reserve Board to maintain an average balance of liquid assets equal to at least 5% of withdrawable deposits and borrowings which are payable in one year or less. The Bank has consistently met these liquidity requirements. The liquidity levels of the Bank are managed by its Asset/Liability Management Committee. This committee is charged with the responsibility of insuring that reserve balances are maintained and to ensure that the Bank obtains funds necessary to meet existing deposit outflow requirements as well as asset growth. The Bank's primary source of funds is derived from principal and interest payments on loans, principal and interest payments on its investment portfolio, generation of noninterest-bearing and interest-bearing deposits, and, to a lesser extent, borrowings, effected primarily through short-term repurchase agreements and the use of the Bank's private fund purchase lines.

Inasmuch as a significant portion of the Bank's deposit base is concentrated in demand deposits, which are inherently more volatile, the Asset/Liability Committee operates a Money Desk to help supplement deposit generating activities. Additionally, in connection with maintaining a liquidity cushion, the Bank has established an unsecured borrowing capacity of approximately
$70.4 million, or 8.79% of total deposits, and a secured borrowing capacity of $102.5 million, or 12.80% of total deposits. The combination of the these two borrowing facilities provides the

Bank with a secondary source of liquidity of approximately $172.8 million or 21.59% of total deposits.


Metrobancorp

During June of 1992, the Bank merged the operations of Metrobancorp (dba the Josi & Dold Insurance Agency) into the Bank's operations. This merger was effected to respond to recent legislation which prohibits subsidiaries of Banks from providing insurance related services. This new department of the Bank will continue to do business as the Josi & Dold Insurance Agency which provides a variety of insurance products to various individuals and businesses throughout Southern California.


Residential Mortgage Department

On June 30, 1992, Metrobank formed a new department to compete in the residential mortgage banking business. The new department of the Bank is primarily engaged in the residential mortgage banking business and, accordingly, acquires and sells mortgage loans which are principally first lien mortgage loans secured by single family residences. The principal sources of revenue from the department's business are 1) loan origination fees, 2) income interest earned on mortgage loans during the period that they are held by the Bank pending sale, 3) gains from the sale of mortgage loans, and 4) gains from the sale of mortgage servicing rights. The Bank primarily acquires loans originated in the Southern California area and sells them to both private and governmental agencies.

                                  SIGNATURES


Pursuant to the requirements of Section 13 of the Securities and Exchange Act of 1934, the Bank has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 12, 1992                            Metrobank
                                       ----------------------------------
                                                    (Bank)


                                       By:   /s/ David P. Malone
                                             ----------------------------
                                             David P. Malone
                                             Executive Vice President
                                             Chief Financial Officer



Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Bank in the capacities indicated on the date set forth above.


        Signature                                 Title


    /s/ Christopher Ishikawa
    ------------------------------          Vice President
        Christopher Ishikawa                Controller
                                            (Principal Accounting Officer)

- --------------------------------------------------------------------------------

                     FEDERAL DEPOSIT INSURANCE CORPORATION
                               WASHINGTON, D. C.

                                    FORM F-4

        QUARTERLY REPORT UNDER SECTION 13 OF THE SECURITIES EXCHANGE ACT
                OF 1934 FOR THE QUARTER ENDED SEPTEMBER 30, 1992


                                   Metrobank
                (Exact name of bank as specified in its charter)

                                   95-3271474
                       (IRS Employer Identification No.)

               10900 Wilshire Boulevard, Los Angeles, California
                    (Address of Principal Executive Offices)

                                     90024
                                   (Zip code)

                                (310)  824-5700
                 (Bank's Telephone Number including Area Code)

Indicate by checkmark whether the bank (1) has filed all reports required to be filed by Section 13 of the Securities Exchange Act of 1934 during the preceding twelve months (or for such shorter period that the bank was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.

                           YES   XX       NO
                               ------        ------

- --------------------------------------------------------------------------------

                               TABLE OF CONTENTS




PART I           FINANCIAL INFORMATION

                 Item 1.          Condensed Financial Statements

                                  Statements of Financial Condition
                                  September 30, 1992, December 31, 1991 and
                                  September 30, 1991

                                  Statements of Earnings
                                  Three Months and Nine Months Ended September
                                  30, 1992 and September 30, 1991

                                  Statements of Cash Flows
                                  Three Months Ended September 30, 1992 and
                                  September 30, 1991

                                  Statements of Cash Flows
                                  Nine Months Ended September 30, 1992 and
                                  September 30, 1991

                                  Notes to Financial Statements


                 Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

METROBANK
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                                   SEPTEMBER 30,                      SEPTEMBER 30,
                                                      1992         DECEMBER 31,           1991
                                                   (UNAUDITED)        1991            (UNAUDITED)
ASSETS  (IN THOUSANDS)
- ---------------------------------------------------------------------------------------------------
Cash and cash equivalents                           $71,186          $62,314             62,793
Federal funds sold                                   10,000           30,000                  -
Investment securities                               243,726          209,104            208,034
Investment in real estate                            19,947           25,755             28,255
Loans, net of reserve                               510,293          475,474            463,945
Accrued interest receivable                           6,892            5,615              6,931
Other real estate owned, net                         12,276            5,245              5,372
Premises and equipment,  net                          3,157            3,258              3,388
Other assets                                         11,387            8,009              5,908
- ---------------------------------------------------------------------------------------------------
Total Assets                                       $888,864         $824,774           $784,626
===================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
- ---------------------------------------------------------------------------------------------------
Deposits:
 Time certificates                                 $177,934         $208,336            221,071
 Other deposits                                     634,890          532,488            491,117
- ---------------------------------------------------------------------------------------------------
Total deposits                                      812,824          740,824            712,188
Securities sold under agreement to repurchase         6,630           14,410              5,347
Accrued interest payable                                567              937              1,199
Other liabilities                                    10,844           12,842             12,108
- ---------------------------------------------------------------------------------------------------
  Total liabilities                                 830,865          769,013            730,842

Shareholders' equity:
  Common stock                                       34,310           34,273             34,273
  Guarantee of ESOP loan                             (1,007)          (1,438)            (1,582)
  Undivided profits                                  24,696           22,926             21,093
- ---------------------------------------------------------------------------------------------------
    Total shareholders' equity                       57,999           55,761             53,784
- ---------------------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity         $888,864         $824,774           $784,626
===================================================================================================


BOOK VALUE PER SHARE                                 $12.20           $11.74             $11.32

Ratio of average noninterest-bearing deposits
  to average total deposits                           43.8%            39.0%             36.78%

Ratio of average gross loans to average
  total deposits                                      68.3%            67.4%             67.73%

Ratio of loan loss reserve to gross loans             2.04%            1.69%              1.58%

METROBANK
CONSOLIDATED STATEMENTS OF EARNINGS (UNAUDITED)


- ----------------------------------------------------------------------------------------------------------------------------------
                                                                     QUARTER ENDED                        NINE MONTHS ENDED
(in thousands, except                                                SEPTEMBER 30,                          SEPTEMBER 30,
per share amounts)                                            1992                 1991                1992                1991
- ----------------------------------------------------------------------------------------------------------------------------------
INTEREST INCOME:
  Loans                                                    $    10,802         $    11,792         $    32,420         $    34,680
  U.S. Treasury securities                                       2,977               2,457               8,612               6,679
  Obligations of U.S. government agencies                           24                 564                 788               1,935
  Other securities                                               1,501               1,358               4,023               4,106
  Other interest income                                             51                  11                  92                  53
- ----------------------------------------------------------------------------------------------------------------------------------
                                                                15,355              16,182              45,935              47,453
Interest expense:
  Time certificates of deposit                                   1,665               3,324               5,319              11,472
  Other deposits                                                 1,766               2,572               5,795               6,893
  Funds purchased and securities sold under
    agreements to repurchase                                       364                 343               1,184               1,033
  Capitalized carrying costs                                         0                 (72)                (65)               (213)
  Other interest expense                                            26                   2                  92                 137
- ----------------------------------------------------------------------------------------------------------------------------------
                                                                 3,821               6,169              12,325              19,322
- ----------------------------------------------------------------------------------------------------------------------------------
    Net interest income                                         11,534              10,013              33,610              28,131

Provision for possible loan losses                               2,400                 289               4,725                 793
- ----------------------------------------------------------------------------------------------------------------------------------
    Net interest income after provision for possible
      loan losses                                                9,134               9,724              28,885              27,338

Noninterest income:
  Service charges on deposit accounts                              340                 242                 970                 822
  Other noninterest income                                       1,058               1,277               3,147               3,339
- ----------------------------------------------------------------------------------------------------------------------------------
                                                                 1,398               1,519               4,117               4,161

Noninterest expense:
  Personnel expense                                              3,622               3,746              11,036              10,952
  Occupancy, furniture and equipment expense                       888               1,214               3,269               3,756
  Other noninterest expense                                      4,271               4,556              13,945              12,662
- ----------------------------------------------------------------------------------------------------------------------------------
                                                                 8,781               9,516              28,250              27,370
- ----------------------------------------------------------------------------------------------------------------------------------
    Earnings before income taxes                                 1,751               1,727               4,752               4,129

Provision for income taxes                                         722                 714               1,968               1,706
Income tax credit                                                 (375)               (337)             (1,125)               (687)
- ----------------------------------------------------------------------------------------------------------------------------------
    Net earnings                                           $     1,404         $     1,350         $     3,909         $    $3,110
==================================================================================================================================
    Earnings per share                                     $      0.30         $      0.28         $      0.83         $    $ 0.65
==================================================================================================================================
Weighted average shares outstanding                          4,754,172           4,750,172           4,753,354           4,750,172
==================================================================================================================================

Net return on average shareholders' equity                       9.64%               9.95%               9.14%               7.82%
Net return on average assets                                     0.64%               0.69%               0.62%               0.56%
==================================================================================================================================

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

- -------------------------------------------------------------------------------------------------------------------------------
                                                                                                    Nine months ended Sept. 30,
                                                                                                       1992             1991
                                                                                                         (in thousands)
- -------------------------------------------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATING ACTIVITIES:
  Net Income                                                                                        $   3,909       $    3,110
- -------------------------------------------------------------------------------------------------------------------------------

Adjustments to reconcile net income to net
    cash provided by (used in)  operating activities:
  Accretion and amortization of investment securities                                                      70             (639)
  Depreciation and amortization                                                                           998              753
  Provision for possible loan losses                                                                    4,725              793
  Provision for real estate investment losses                                                             402                -
  Provision for OREO                                                                                    1,293              638
  Gain on OREO, net of loss                                                                                 -              (72)
  Gain on sale of securities                                                                                -               17
  Goodwill amortization                                                                                    48               47
  Interest capitalized                                                                                    (65)            (213)
  Increase (decrease) in taxes payable                                                                 (2,242)             422
  Decrease (increase) in accrued interest receivable                                                   (1,277)            (210)
  Decrease (increase) in other assets                                                                  (1,796)           9,017
  Increase (decrease) in accrued interest payable                                                        (369)            (580)
  Increase (decrease) in other liabilities                                                             (1,100)           2,316
- -------------------------------------------------------------------------------------------------------------------------------
    Total adjustments                                                                                     687           12,289
- -------------------------------------------------------------------------------------------------------------------------------
    Net cash provided by (used in) operating activities                                                 4,596           15,399
- -------------------------------------------------------------------------------------------------------------------------------

CASH FLOW FROM INVESTING ACTIVITIES:
  Purchase of investment securities                                                                  (101,422)         (55,022)
  Proceeds from sales and maturities of investment securities                                          66,731           50,566
  Loan fundings, net of principal collected                                                           (43,317)         (51,220)
  Sale of other real estate owned                                                                           -            3,471
  Purchase of premises and equipment                                                                     (895)            (333)
  Decrease (increase) in real estate investments                                                          768           (2,903)
  Decrease (increase) in banker's acceptances                                                             151             (713)
- -------------------------------------------------------------------------------------------------------------------------------
    Net cash provided by (used in) investing activities                                               (77,984)         (56,154)
- -------------------------------------------------------------------------------------------------------------------------------

CASH FLOW FROM FINANCING ACTIVITIES:
  Net increase (decrease) in demand deposits, NOW, and savings                                        102,401           74,887
  Net increase (decrease) in certificates of deposit                                                  (30,403)         (35,464)
  Increase (decrease) in repurchase agreements and federal funds purchased                             (7,780)          (2,872)
  Dividends paid                                                                                       (1,996)          (1,378)
  Stock options exercised                                                                                  38                -
- -------------------------------------------------------------------------------------------------------------------------------
    Net cash provided by (used in) financing activities                                                62,260           35,173
- -------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                                  (11,128)          (5,582)
- -------------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, beginning of the year                                                       92,314           68,375
- -------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of third quarter                                                     $  81,186       $   62,793
- -------------------------------------------------------------------------------------------------------------------------------

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
- -------------------------------------------------------------------------------------------------------------------------------
  Cash paid during the first six months for:
    Interest                                                                                        $  12,758       $   20,013
    Income taxes                                                                                        2,660              175
- -------------------------------------------------------------------------------------------------------------------------------

SUPPLEMENTAL DISCLOSURE OF NONCASH AND FINANCING ACTIVITIES:
- -------------------------------------------------------------------------------------------------------------------------------
  Guarantee of ESOP loan                                                                            $    (432)      $     (144)
  Foreclosed real estate loans                                                                          8,467            3,701

===============================================================================================================================

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

- ----------------------------------------------------------------------------------------------------------------------------
                                                                                                     Quarter ended Sept. 30,
                                                                                                      1992             1991
                                                                                                         (in thousands)
- ----------------------------------------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATING ACTIVITIES:
  Net Income                                                                                      $   1,404       $    1,350
- ----------------------------------------------------------------------------------------------------------------------------

Adjustments to reconcile net income to net
    cash provided by (used in) operating activities:
  Accretion and amortization of investment securities                                                   120             (277)
  Depreciation and amortization                                                                         335              239
  Provision for possible loan losses                                                                  2,400              289
  Provision for real estate investment losses                                                             -                -
  Provision for OREO                                                                                    488              325
  Gain on OREO, net of loss                                                                               -              (72)
  Goodwill amortization                                                                                  16               15
  Interest capitalized                                                                                    -              (72)
  Increase (decrease) in taxes payable                                                                 (542)             142
  Decrease (increase) in accrued interest receivable                                                   (850)              (5)
  Decrease (increase) in other assets                                                                (1,527)          (1,128)
  Increase (decrease) in accrued interest payable                                                      (105)            (197)
  Increase (decrease) in other liabilities                                                             (774)           1,259
- ----------------------------------------------------------------------------------------------------------------------------
    Total adjustments                                                                                  (439)             518
- ----------------------------------------------------------------------------------------------------------------------------
    Net cash provided by (used in) operating activities                                                 965            1,868
- ----------------------------------------------------------------------------------------------------------------------------

CASH FLOW FROM INVESTING ACTIVITIES:
  Purchase of investment securities                                                                 (23,565)         (15,009)
  Proceeds from sales and maturities of investment securities                                        18,447           19,378
  Loan fundings, net of principal collected                                                         (17,935)         (18,513)
  Sale of other real estate owned                                                                         -            2,569
  Purchase of premises and equipment                                                                   (245)              (1)
  Decrease (increase) in real estate investments                                                        476             (224)
  Decrease (increase) in banker's acceptances                                                           286             (700)
- ----------------------------------------------------------------------------------------------------------------------------
    Net cash provided by (used in) investing activities                                             (22,536)         (12,500)
- ----------------------------------------------------------------------------------------------------------------------------

CASH FLOW FROM FINANCING ACTIVITIES:
  Net increase (decrease) in demand deposits, NOW, and savings                                        7,456           21,616
  Net increase (decrease) in certificates of deposit                                                  4,815          (24,903)
  Increase (decrease) in repurchase agreements and federal funds purchased                          (10,195)          (5,173)
  Dividends paid                                                                                       (713)            (475)
  Stock options exercised                                                                                 -                -
- ----------------------------------------------------------------------------------------------------------------------------
    Net cash provided by (used in) financing activities                                               1,363           (8,935)
- ----------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                                (20,208)         (19,567)
- ----------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, beginning of third quarter                                               101,394           82,360
- ----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of third quarter                                                   $  81,186       $   62,793
- ----------------------------------------------------------------------------------------------------------------------------

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
- ----------------------------------------------------------------------------------------------------------------------------
  Cash paid during the second quarter for:
    Interest                                                                                      $   3,924       $    6,396
    Income taxes                                                                                        890              240
- ----------------------------------------------------------------------------------------------------------------------------

SUPPLEMENTAL DISCLOSURE OF NONCASH AND FINANCING ACTIVITIES:
- ----------------------------------------------------------------------------------------------------------------------------
  Guarantee of ESOP loan                                                                          $    (144)      $     (144)
  Foreclosed real estate loans                                                                        1,150              625

============================================================================================================================

The accompanying notes are an integral part of these statements.

                         NOTES TO FINANCIAL STATEMENTS


Note 1.          Basis of Presentation

                 The accompanying statements of the financial condition of Metrobank at September 30, 1992 and 1991 and the statements of earnings and statements of cash flows for the periods presented have been prepared by the Bank without audit. In the opinion of Management, all adjustments necessary to present fairly the financial position, results of operations and statements of cash flows at September 30, 1992 and 1991 and for all periods presented have been made. Management has elected to omit substantially all of the disclosures required by generally accepted accounting principles, and, accordingly, these financial statements do not purport to present the Bank's financial position in accordance with generally accepted accounting principles.

                 These financial statements should be read in conjunction with the financial statements contained in the Bank's Annual Report (Form F-2).


Note 2.          Earnings Per Share

                 Earnings per share is computed on the basis of the weighted average number of shares outstanding for each period (4,754,172 and 4,750,172 for the three months ended September 30, 1992 and 1991, and 4,753,354 and 4,750,172 for the nine months ended September 30, 1992 and September 30, 1991, respectively).

Note 3.          Letters of Credit

                 The Bank had outstanding letters of credit of $10.6 million as of September 30, 1992, $12.5 million as of December 31, 1991, and $15.2 million as of September 30, 1991.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

Management's discussion and analysis of financial condition and results of operations is designed to provide a better understanding of significant trends relating to the Bank's financial condition, results of operations, capital resources and liquidity. Management's discussion and analysis of financial condition and results of operations, which follows, should be read in conjunction with the consolidated financial statements and related notes to the financial statements of the Bank that appear elsewhere in this report.


Net Interest Income

The Bank's operating results depend primarily on the level of net interest income (the difference between the interest earned on loans and investments less interest expense on deposits and other borrowings). A primary factor affecting the level of net interest income is the Bank's interest rate margin between the yield earned on interest-earning assets and the rate paid on interest-bearing liabilities.

The Bank's net interest income before provision for possible loan losses was $11.5 million for the quarter ended September 30, 1992 as compared to $10.0 million for the quarter ended September 30, 1991. This increase of approximately $1.5 million or 15.0% was caused by several factors. First, interest income decreased approximately $800,000. Although the average loan portfolio increased from $461 million for the third quarter 1991 to $519 million for the third quarter of 1992, the declining prime rate environment caused the yield on the overall loan portfolio to decrease. Although loan income decreased by approximately $1 million, interest on investment income increased $163,000. This increase in investment income was generated by an increase in the investment portfolio from $210 million for the third quarter of 1991 to $240 million for the third quarter of 1992. The increase in the investment portfolio offset the impact of the decline in yield on the portfolio caused by the investment in securities at lower yields.

For the three months ended September 30, 1992 and 1991, respectively, interest expense decreased to $3.8 million from $6.2 million. This decrease in expense occurred primarily in time certificate of deposit expense which decreased $1.7 million and was caused by a decline in time certificate of deposit average balances from $232 million for the third quarter of 1991, to $178 million for the third quarter of 1992, as well as a significant decrease in the cost of these deposits from the third quarter of 1991 to the third quarter of 1992.

For the nine months ended September 30, 1992 and 1991, net interest income before provision for loan losses was $33.6 million and $28.1 million, respectively. This increase of $5.5 million is attributable to a combination of several factors, including an increase in the average balances of loans and investments and the overall decline in the Bank's cost of funds, offset by the impact of the decline in interest rates in general.

Provision for Possible Loan Losses

The Bank maintains an allowance for loan losses at a level which management deems adequate to offset potential losses. Losses deemed to be uncollectible are charged to this allowance; subsequent recoveries, if any, are credited back to the allowance. Additions to the allowance are made on a regular basis through charges to operations and are reflected in the Bank's statement of operations as a provision for possible loan losses. The balance of the allowance for possible loan losses reflects the amount which, in management's judgement, is adequate to provide for potential loan losses after weighing the mix of the loan portfolio, current economic conditions, past loan loss experience and other factors relevant to estimating loan losses. The adequacy of the allowance for possible loan losses is also evaluated relative to the level of non-performing loans (those for which principal or interest is past due more than 90 days and those on non-accrual status).

In evaluating the adequacy of the allowance for possible loan losses, management also reviews the balance of the allowance as a percentage of loans outstanding less loans considered secured. Such security generally is composed of cash and first trust deeds on real property. The existence of collateral does not, however, eliminate all credit risk since property acquired through foreclosure ("OREO") may not be saleable for an amount sufficient to offset the entire amount of the loan and costs associated with foreclosure. Although management believes that the allowance for possible loan losses is adequate, future provisions will be subject to continuing evaluation of risks inherent in the loan portfolio.

The provision for possible loan losses increased by approximately $2.1 million from the same quarter in the prior year and by $3.9 million from the same nine months in the prior year and is reflective of Management's intention to maintain reserves for possible loan losses at a level sufficient to provide coverage for loan growth and non-performing assets. The Bank's ratio of loan loss reserves to total loans was 2.04% and 1.58% as of September 30, 1992 and September 30, 1991, respectively.

Loan charge-offs (net of recoveries) for the three and nine months ended September 30, 1992 totalled approximately $742,000 and $2.3 million, respectively. This compares to net recoveries of $140,000 and net charge-offs of $160,000 for the same periods of 1991.

The ability of the Bank's borrowers to repay their loans is dependent, to a large extent, on the overall economic climate as well as the real estate values in the southern California region. Inasmuch as this is the principle geographic area in which Metrobank conducts its business, this environment has had an adverse impact on the Bank's asset quality. As of December 31, 1991, the Bank had approximately $8.1 million of nonperforming assets which consisted primarily of other real estate owned and insubstance foreclosures of $5.2 million. As of September 30, 1992, the Bank had approximately $26.7 million in nonperforming assets of which $12.3 million consisted of other real estate owned and insubstance foreclosures. Total nonperforming assets to total assets as of December 31, 1991 and September 30, 1992 were approximately 1% and 3%, respectively. The increase since year-end in other real estate owned and insubstance foreclosures is mainly attributable to the transfer of two loans in its real estate subsidiary into insubstance foreclosure. The first, a $4.8 million shopping center loan located in Valencia, was transferred into insubstance foreclosure during the second quarter after being written down by approximately $700,000. The second, a $2.5 million land loan, was also transferred into insubstance foreclosure during the second quarter of 1992 and was written down by $400,000 in the third quarter. Additionally, non-accrual loans increased approximately $11.2 million from December 31, 1991 to September 30, 1992. Of this increase, $5.4 million was real estate related, $5.7 million was commercial related and $100,000 was related to other loans.


Non-Interest Expense

Non-interest expense totalled $8.8 million for the third quarter of 1992 as compared to $9.5 million for the third quarter of 1991. This decrease of approximately $700,000 in other non-interest expenses is due primarily to a decrease in data processing services required for the Bank's customers of approximately $500,000. Additionally, in 1990, the Bank accrued approximately $350,000 to set up a reserve for vacant space in its Newport Beach office. It was the Bank's intent at that time to sublease approximately 10,000 square feet of unused office space at a rate significantly less than it was paying. During the third quarter of 1992, the Bank determined that it would utilize this space for its own purposes and accordingly, removed the space from the market and reversed the accrual. Other non-interest expenses increased by approximately $150,000.

For the nine months ended September 30, 1992 and 1991, non-interest expenses totalled $28.3 million and $27.4 million, respectively. This increase of approximately $900,000 is the result of an increase in the provision for estimated real estate losses of $1.1 million offset by a $500,000 decrease in expenses related to data processing services for the Bank's customers. Other non-interest expenses increased by $300,000.


Income Taxes

The Bank's effective tax rate for the three and nine months ended September 30, 1992 was approximately 19.8% and 17.7%, compared to 21.8% and 24.7% for the three and nine months ended September 30, 1991, respectively. The Bank's effective tax rate is less than the statutory rate due to the utilization of income tax credits generated by its low income housing project. The utilization of these credits, however, is subject to certain alternative minimum tax limitations. During the third quarter of 1992, the Bank did not generate sufficient pre-tax income to absorb all of the income tax credits, and as such, was required to carryback a portion of those credits against income generated in prior periods. As of September 30, 1992, the Bank has approximately $500,000 of carryback ability remaining.

Capital Resources

As of September 30, 1992 the Bank's shareholders' equity totalled $58.0 million, an increase of approximately $4.2 million from September 30, 1991. This increase in equity was caused primarily by the decrease of a loan made for the benefit of the Employee Stock Ownership Trust (ESOT), as well as net income for the twelve months ended September 30, 1992, offset by the payment of cash dividends during the year. As of September 30, 1992 the Bank's risk based capital ratio and tier one capital ratio were 10.7% and 9.5%, respectively. Both ratios exceed the December 31, 1992 regulatory requirement of 8.0% and 4.0%. As of September 30, 1991, the Bank's risk based capital and tier one capital ratios were approximately 10.5% and 9.3%, respectively.


Liquidity

The Bank is required by the Federal Reserve Board to maintain an average balance of liquid assets equal to at least 5% of withdrawable deposits and borrowings which are payable in one year or less. The Bank has consistently met these liquidity requirements. The liquidity levels of the Bank are managed by its Asset/Liability Management Committee. This committee is charged with the responsibility of insuring that reserve balances are maintained and to ensure that the Bank obtains funds necessary to meet existing deposit outflow requirements as well as asset growth. The Bank's primary source of funds is derived from principal and interest payments on loans, principal and interest payments on its investment portfolio, generation of noninterest-bearing and interest-bearing deposits, and, to a lesser extent, borrowings, effected primarily through short-term repurchase agreements and the use of the Bank's private fund purchase lines.

Inasmuch as a significant portion of the Bank's deposit base is concentrated in demand deposits, which are inherently more volatile, the Asset/Liability Committee operates a Money Desk to help supplement deposit generating activities. Additionally, in connection with maintaining a liquidity cushion, the Bank has established an unsecured borrowing capacity of approximately $70.4 million, or 8.7% of total deposits, and a secured borrowing capacity of $163.3 million, or 20.1% of total deposits. The combination of the these two borrowing facilities provides the Bank with a secondary source of liquidity of approximately $233.7 million or 28.8% of total deposits.


Federal Deposit Insurance Corporation Examination

On October 6, 1992, the Federal Deposit Insurance Corporation (FDIC) began a routine examination of the Bank as of September 30, 1992. It is not known at this time what impact, if any, this examination may have on the Bank. It is anticipated that the FDIC will complete their examination during the fourth quarter of 1992.

                                   SIGNATURES


Pursuant to the requirements of Section 13 of the Securities and Exchange Act of 1934, the Bank has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 10, 1992                         Metrobank
                                        -----------------------------
                                                        (Bank)

                                        By:
                                             -----------------------------------
                                             David P. Malone
                                             Executive Vice President
                                             Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Bank in the capacities indicated on the date set forth above.


         Signature                                          Title
         ---------                                          -----




- --------------------------------                  Vice President
      Christopher Ishikawa                        Controller
                                                  (Principal Accounting Officer)

                                   SIGNATURES


Pursuant to the requirements of Section 13 of the Securities and Exchange Act of 1934, the Bank has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 10, 1992                         Metrobank
                                        -----------------------------
                                                        (Bank)

                                        By:  /s/ David P. Malone
                                             -----------------------------------
                                             David P. Malone
                                             Executive Vice President
                                             Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Bank in the capacities indicated on the date set forth above.


         Signature                                          Title
         ---------                                          -----



  /s/ Christopher Ishikawa
- --------------------------------                  Vice President
      Christopher Ishikawa                        Controller
                                                  (Principal Accounting Officer)